EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2017	2016	2015	2014	2013
Earnings from continuing operations before income taxes	$275	$356	$284	$353	$480
Less: Equity earnings	(77)	(60)	(60)	(64)	(67)
Add: Total fixed charges deducted from earnings	279	284	264	238	242
Dividends received from equity investees	48	38	53	54	67
Earnings available for payment of fixed charges	$525	$618	$541	$581	$722
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$276	$279	$259	$235	$239
Portion of operating lease rental deemed to be interest	3	5	5	3	3
Total fixed charges deducted from earnings	$279	$284	$264	$238	$242
Ratio of earnings to fixed charges	1.9	2.2	2.0	2.4	3.0